REXHALL INDUSTRIES, INC.
                   46147 North 7th Street West
                   Lancaster, California 93534



             NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


     The annual meeting of shareholders of Rexhall Industries, Inc. ("Company") will be held at the Lancaster plant, 46147 North 7th Street West, Lancaster, California, 93534 on Tuesday, May 23, 2000, at 2:00 p.m., California time for the following purposes:

     1. To elect its Board of Directors to serve for the ensuing year;

     2. To transact such other business as may properly come before the meeting or any adjournments thereof.

     The stock transfer books of the Company will not be closed, but only holders of common stock of records at the close of business on April 17, 2000 will be entitled to vote at the meeting.

     Your proxy is enclosed. You are cordially invited to attend the meeting, but if you do not expect to attend, or if you plan to attend, but desire the proxy holders to vote your shares, please date and sign your proxy and return it in the enclosed postage paid envelope. The giving of this proxy will not affect your right to vote in person in the event you find it convenient to attend.


                                       By order of the Board of Directors
                                       REXHALL INDUSTRIES, INC.


                                       Cheryl L. Rex
                                       Corporate Secretary


DATED: April 17, 2000
Lancaster, California

                     REXHALL INDUSTRIES, INC.
                   46147 North 7th Street West
                   Lancaster, California 93534

                  ANNUAL MEETING OF SHAREHOLDER
                TO BE HELD MAY 23, 2000, 2:00 P.M.

                         PROXY STATEMENT


                     SOLICITATION OF PROXIES

     Your proxy is solicited on behalf of the Board of Directors of Rexhall Industries, Inc. ("Company") for use at the annual meeting of shareholders to be held on the above date at 46147 7th Street West, Lancaster, California, 93534. If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the five (5) nominees for director named herein. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Secretary of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the meeting.

     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. In addition the officers and regularly engaged employees of the Company may, in a limited number of instances, solicit proxies personally or by telephone. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common stock of the Company.

     The Company's annual report, including financial statements for its fiscal year ended December 31, 1999, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.


     The Company's annual report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission, is available without charge upon written request from the Secretary of the Company at the address set forth above in the notice.

     Holders of common stock of record at the close of business on April 17, 2000 will be entitled to vote at the meeting. There were 3,160,850 shares of common stock outstanding on that date. Each share is entitled to one vote and a majority of the shares of common stock outstanding is necessary to constitute a quorum for the meeting. The shareholders have cumulative voting rights in the election of directors. Under the cumulative voting method, a shareholder may multiply the number of shares owned by the number of directors to be elected and cast this total number of votes for any one candidate or distribute the total number of votes in any proportion among as many candidates as the shareholder desires. A shareholder may not cumulate his votes for a candidate unless such candidate's name has been placed in nomination prior to the voting and unless a shareholder has given notice at the meeting prior to the voting of his intention to cumulate his votes. If any shareholders give such notice, all shareholders may then cumulate their votes.

                      ELECTION OF DIRECTORS

     The Company's directors are elected annually to serve until the next annual meeting of shareholders and until their successors are elected and qualified. The number of directors presently authorized by the By-laws of the Company is no less than four (4) but no more than seven (7).

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the maximum number of the following nominees, all of whom are now members of and constitutes the Company's Board of Directors. The Company is advised that all of the nominees have indicated their availability and willingness to serve if elected. In the event that any nominees become unavailable or unable to serve as a director of the Company prior to voting, the proxy holders will vote for a substitute nominee in the exercise of their best judgment.

Information Concerning Nominees. Information concerning the nominees based on data furnished by them is set forth below:

William J. Rex, 49

     Mr. Rex is a founder of the Company, has served as the Company's Chief Executive Officer from its inception as a general partnership to date. Upon commencing operations in corporate form, Mr. Rex became the Company's President and Chairman of the Board, offices which he continues to hold. From March 1983 until founding the Company, Mr. Rex served in various executive capacities for Establishment Industries, Inc., a manufacturer of Class A and Class C motorhomes which was acquired in June 1985 by Thor Industries, Inc., a large manufacturer of recreational vehicles. His last position with Establishment Industries, Inc. was President. From 1970 until March 1983, Mr. Rex was employed in various production capacities by Dolphin Trailer Company, a manufacturer of a wide range of recreational vehicles products. At the time he left Dolphin Trailer Company (which changed its name to National R.V., Inc. in 1985), Mr. Rex was Plant Manager in charge of all production and research and development.

Donald C. Hannay, Sr., 72

     Mr. Hannay joined the Company in December 1987 and is responsible for product sales. He became a director in May 1989. From April 1982 until August 1987, he was employed by Establishment Industries, Inc. as Vice President, Sales and Marketing, where he built Establishment's dealer network and was responsible for dealer sales. From August 1987 until joining the Company, he was employed as General Sales Manager by Komfort Industries of California, Inc., a recreational vehicle manufacturer located in Riverside, California.

Robert A. Lopez, 60

     Mr. Lopez is President of Nickerson Lumber and Plywood. Mr. Lopez started his employment with Nickerson as an outside salesman in 1969 and in 1980 he became a partner and purchased Nickerson Lumber stock. He was elected as President of Nickerson in 1981. His background in marketing products is primarily to residential builders, manufactured housing and recreational vehicle assemblers. Mr. Lopez will be a great asset to further developments of marketing Rexhall products in both the domestic and global markets. In his spare time, if any, Mr Lopez is captain of the San Fernando Rangers, a non-profit organization working to use horses as therapeutic conditioning for mentally and physically disabled children.

Frank A. Visco, 55

     Mr. Visco was elected to the Board of Directors on December 17, 1998. Mr. Frank A. Visco is owner of Frank A. Visco & Associates insurance company. Mr. Visco began his insurance career in 1970 with New York Life Insurance Company as a Sales Manager in their Antelope Valley office. From 1975-1984 he was the co-owner of APS Co. Inc., producing aircraft parts for the aircraft industry. In 1980, in addition to his insurance activities, he began developing properties in Los Angeles and Kern County.

     Mr. Visco is involved in many community services. He assists the YMCA in various capacities as well as his participation in their annual fund raisers. Mr. Visco has served as Vice Chairman of the United Way from 1972-1974. Mr. Visco was co-founder and Charter President of the North Los Angeles County Regional Center for the Developmentally Disabled. Mr. Visco financially supports many organizations from the Boy Scouts of America to the Child Abuse Center, American Cancer Society and other organizations that support the mentally retarded citizens of the Antelope Valley. He assisted, along with Kaufman & Broad, in building the Antelope Valley Assistance League Day Care Center.

     Mr. Visco began his political career in 1974 when he was appointed to the Republican State Central Committee and subsequently assisted many State candidates as well as Presidential campaigns. He was a delegate to the Republican National Convention of 1976, 1980 and 1984 supporting Ronald Regan for President and had the high honor of being selected as a member of the Electoral College to accomplish the constitutional duty of electing the President of the United States. Mr. Visco was a delegate to the National Conventions in 1992 and 1996. Mr. Visco currently serves on the Republican Party Executive Committee and as an ex-officio member of the Republican Central Committee.

Dr. Dennis K. Ostrom, 58

     Dr. Ostrom was elected to the Board of Directors on July 12, 1999. Dr. Ostrom received his BS, MS and Ph.D. degrees in Engineering from the University of California, Los Angeles. He majored instructural mechanics and dynamics. Dr. Ostrom is a Professional Civil Engineer in the State of California.

     Dr. Ostrom was employed by Southern California Edison Company from
1970 - 1996. His position was that of a Consultant. His job was formulating technical strategy and policy and relating the same to the California Energy Commission, California Public Utilities Commission, Nuclear Regulatory Commission and local regulatory agencies.

     Dr. Ostrom has written several papers about risk management and how this relates to equipment purchasing and risk mitigation strategies, including insurance purchase decisions. While at Edison, he applied this expertise as a private consultant (with knowledge and consent of Edison) for other utilities and organizations, i.e., United States National Academics of Science and Engineering; Office of Technology Assessment, Congress of the United States; Coca Cola; Bonneville Power Authority; British Columbia
Hydro; New Zealand Centre for Advanced Engineering; East Bay Municipal Utility District; Puget Sound and Power; Snohomish County Public Utility District; Central United States Earthquake Consortium; Tennessee Valley Authority; Eugene Water & Electric Board and Humbolt Bay Municipal Water District.

     From 1988 to present, Dr. Ostrom has been a member of the Board of Directors for Keysor Century, Inc., Saugus, California.

     Currently Dr. Ostrom is an ongoing consultant for San Diego Gas & Electric, Pacific Gas & Electric and Southern California Edison. In addition to his consulting work, Dr. Ostrom is the Planning Commissioner for the City of Santa Clarita.

Information Concerning Directors and Committees. During 1999, there were three meetings of the Board of Directors. Outside directors receive $500 per meeting for serving the Company as members of the Board. Directors may also be reimbursed for reasonable expenses relating to attendance at Meetings of the Board or a Committee of the Board.

     These are the following Committees of the Board of Directors:

Audit Committee. The Audit Committee consist of William J. Rex, Robert A. Lopez and Dr. Dennis K. Ostrom. Dr. Dennis K. Ostrom was appointed to the Audit Committee on January 1, 2000 to replace Mr. Al J. Theis. The Audit Committee is to meet with representatives of the Company's independent auditors and with representatives of senior management. The committee recommends the engagement or discharge of the Company's independent auditors, consults with the auditors as to the adequacy of internal accounting procedures and reviews and approves financial statements and reports. The Audit Committee met three times in 1999.

Compensation Committee.   The Compensation Committee consists of William J.
Rex, Robert A. Lopez and Frank A. Visco.   Mr. Frank A. Visco was appointed
to the Compensation Committee on November 22, 1999 to replace Mr. Al J. Theis. The Compensation Committee is responsible for reviewing and reporting to the Board on the recommended annual compensation for officers including salary, bonuses, and other forms of compensation and re-numeration and also administers the Company's Stock Option Plan. The Compensation Committee met three times in 1999.

     The Company has no standing nominating or similar committee whose function is to consider or recommend nominees to the Board of Directors.

Security Ownership of Certain Beneficial Owners and Management.   The
following table sets forth information regarding the ownership of the Company's Common Stock by (I) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock,
(ii) each of the Company's directors beneficially owning Common Stock and
(iii) all of the Company's officers and directors as a group as:

                                         Number of           Percent of
Name of Beneficial Owner                 Shares              Outstanding
or Indentity of Group                    Beneficially        Shares at
                                         Owned (1)           March 31, 2000

     William J. Rex (1).....              1,623,000           51.3%
     c/o Rexhall Industries
     46147 7th Street West
     Lancaster, California 93534

     All Directors and
     Officers as a Group (6 persons)      1,649,000           52.2%

(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock Shown as Beneficially owned by him, subject to applicable community property law.

                      EXECUTIVE COMPENSATION

     The following table sets forth certain information as to each of the two highest paid (1) of the Company's executive officers whose cash compensation exceeds $100,000 for the year ended December 31, 1999.

                    SUMMARY COMPENSATION TABLE
                       Annual Compensation



Name and                                         Bonus
Principal                                        Accrued   Other Annual
Position          Year    Salary ($)   Bonus($)  Non-Paid  Compensation (2)

William J. Rex     99     250,000       445,000   411,000       ---
President & CEO    98     250,000       295,000   310,000       ---
                   97     250,000       168,000       ---       ---

Donald C. Hannay,
Sr.                99      61,400       201,600    20,700       ---
V.P. of Sales
& Marketing        98      52,000       178,000       ---       ---
                   97      52,800       170,000       ---       ---

(1) Note: Only two executive officers received cash compensation in excess of $100,000.

(2) The unreimbursed incremental cost to the Company of providing perquisites and other personal benefits during 1997 did not exceed, as to any named officer, the lesser of $50,000 or 10% of the total 1999 salary and bonus paid to such named officer and, accordingly, is omitted from the table. These benefits included (i) reimbursement for medical expenses and (ii) amounts allocated for personal use of a company-owned automobile provided to Mr. Rex.


                      AUDIT COMMITTEE REPORT

     On November 22, 1999 the Audit Committee met with the management of the company to review and discuss the audited financial statements. On November 22, 1999, the Audit Committee met with the Company's outside auditors to discuss the conduct of the audit and has clarified their independence. It is the opinion of the Audit Committee that the audited financials contained within the 10-K and proxy materials are a true and accurate reflection of the Company's financial status.

Respectfully Submitted:

William J. Rex
Robert A. Lopez
Dr. Dennis K. Ostrom

                  COMPENSATION COMMITTEE REPORT

     On August 1, 1996, the Company renewed for 5 years (expires July 31,
2001) an employment agreement with William Rex. The employment agreement provides for an annual salary of $250,000 plus a bonus determined monthly in the amount of 10% before bonus and taxes. Other Executive Officers are compensated based on the following factors as determined by the Board of
Directors: (1) the financial result of the Company during the prior year or sales commission, (2) compensation paid to executive officers in prior years,
(3) extraordinary performance during the year and (4) compensation of executive officers employed by competitors.

     Directors who are not Executive Officers are paid $500 per Board Meeting and there were three Board Meetings in 1999.

     The Company also has an incentive program under which it pays supervisory employees involved in sales and production a cash bonus based on specific performance criteria.

     The Committee members are William J. Rex, Robert A. Lopez and Frank A. Visco. Mr. Frank A. Visco was appointed to the Compensation Committee on November 22, 1999 to replace Mr. Al J.Theis.

     Mr. William J. Rex does not participate in the determination of his own compensation.

     The Committee believes that the executive compensation programs and practices described above are conservative and fair to shareholders. The Committee further believes that these programs and practices serve the best interests of Rexhall and its shareholders.

Respectfully submitted,

William J. Rex
Robert A. Lopez
Frank A. Visco

                  COMPARATIVE SHARE PERFORMANCE


        The graph below compares the cumulative total shareholder return on the Common Shares of Rexhall for the last five fiscal years with the cumulative total return on the Standard & Poor's (S&P) 500 Index over the same period (assuming the investment of $100 in Rexhall's Common Shares, the S & P 500 Index and the below mentioned Peer Group Index on December 31,
1995).

                     REXHALL INDUSTRIES, INC.
                     Share Price Performance

                 INDEXED TOTAL RETURN - BASE 100

SOURCES: IDD Information Services via Lexis       BASE YEAR = 100:   12/31/95


Company Name               12/95      12/96     12/97     12/98     12/99


REXHALL
INDUSTRIES, INC            100.00    141.86    100.00    167.44     181.40


S&P 500 COMP-LTD
                           100.00    120.26    157.56    199.58     238.54


PEER GROUP INDEX
  Coachmen Industries, Inc.
                           100.00    130.48     99.13    120.69      69.54


  Monaco Coach Corp.
                           100.00    180.56    283.33    294.44     284.03


  Thor Industries, Inc.    100.00    131.61    177.10    131.61     157.10

                 SECURITIES EXCHANGE ACT OF 1934

        Section 16(a) of the Securities Exchange Act of 1934 requires Rexhall's directors, executive officers, and persons who own more than ten percent (10%) of a registered class of Rexhall's equity securities to file with the United States Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of Rexhall. Officers, directors and greater than ten percent (10%) shareholders, are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by them.

       To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officer, directors and greater than ten percent (10%) beneficial owners were complied with on a timely basis during the fiscal year ended December 31, 1999.

               SELECTION OF INDEPENDENT ACCOUNTANTS

     The firm of KPMG Peat Marwick LLP will continue to serve Rexhall as independent auditors for the fiscal year ending December 31, 2000. The firm of KPMG Peat Marwick LLP has served as independent auditors for Rexhall since 1998. Representatives of KPMG Peat Marwick LLP are expected to be present at the Annual Meeting and will have the opportunity to make statements and respond to appropriate quesitons.

                          ANNUAL REPORT

     Rexhall's Annual Report, containing audited financial statements for the fiscal year ended December 31, 1999, December 31, 1998 and December 31, 1997, accompanies or has proceeded the mailing of this Proxy Statement. Upon your written request, Rexhall will send you, without charge, a copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, including the financial statements and schedules thereto, which Rexhall is filing with the Securities and Exchange Commission. Rexhall's Annual Report on Form 10-K is incorporated herein by reference. The written request must be directed to the attention of Investor Relations at Rexhall Industries, Inc., 46147 7th Street West, Lancaster, CA 93534.

                     SHAREHOLDER PROPOSALS

     Shareholder proposals intended to be presented at the 2001 Annual Meeting must be received at the Company's principal office no later than December 28, 2000 in order to be considered for inclusion in the proxy statement and form of proxy related to that meeting.

                          OTHER BUSINESS

     The Board of Directors knows of no other matter to be acted upon at the meeting. However, if any other matter shall properly come before the meeting, the proxy holders named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with their best judgment.

                                   By order of the Board of Directors
                                   REXHALL INDUSTRIES, INC.


                                   Cheryl L. Rex /s/
                                   Corporate Secretary

DATED: April 17, 2000
Lancaster, California